

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Kristin Robinson
Chief Executive Officer
Revival AI Inc.
10940 S Parker Rd, #872
Parker, Colorado 80134

Re: Revival AI Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed July 19, 2021
File No. 024-11362

Dear Ms. Robinson:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Stephenson